BMO Nesbitt Burns Inc.
100 King Street West
1 First Canadian Place
Toronto, ON M5X 1H3, Canada

October 7, 2010

Re:         Atlantic Power Corporation

Registration Statement on Form S-1, File No. 333-168856

Scott Anderegg

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Anderegg,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representative of the several participating underwriters, wish to advise you that copies of the Preliminary Prospectus to be dated October 13, 2010 will be distributed in the approximate numbers as follows:

Institutional and Retail Investors	2,080
Dealers, Underwriters and Others	520
Total	2,600

We will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Atlantic Power Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Daylight Time on October 13, 2010, or as soon thereafter as practicable.

Very truly yours,

BMO NESBITT BURNS INC.

By:	/s/ Steven A. Braun
	Name:	Steven A. Braun
	Title:	Director

As representative of the several participating underwriters.